Schering AG completes recruitment for largest ever controlled clinical study in Multiple Sclerosis with new Betaferon(R) dose

Berlin, July 20, 2005 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that over 2100 patients with relapsing-remitting multiple sclerosis (RRMS) have been enrolled into the BEYOND (Betaferon(R) Efficacy Yielding Outcomes of a New Dose) study. BEYOND is the largest-ever, randomized, blinded, clinical MS study and is being conducted in more than 200 centers in 26 countries.

With more than 16 years of clinical trial and real world experience, Betaferon(R) 250 mcg is a proven effective and well-tolerated therapy for relapsing forms of MS. The BEYOND study evaluates if patients with RRMS derive even greater benefit from a Betaferon(R) 500 mcg dose (BEYOND Dose) that is twice the approved dose (Betaferon(R) 250 mcg) and is higher than that of any currently available interferon.

Additionally, the BEYOND study compares the efficacy of Betaferon(R) with glatiramer acetate (a non-interferon) in patients with RRMS. This will be the first head to head comparison of Betaferon(R) with glatiramer acetate.

"The BEYOND study is expected to show that the BEYOND Dose of Betaferon(R) is more efficacious than any currently available interferon", said Dr Joachim-Friedrich Kapp, Head of Specialized Therapeutics of the Schering Group. "Our goal is to noticeably improve the outcome and prognosis for MS patients".

Results from the first phase of the BEYOND program, published in September 2003, showed that the BEYOND Dose of Betaferon(R) was safe and well tolerated. The final results of the study program are expected in 2007.

The BEYOND trial is part of Schering's comprehensive study program with Betaferon(R) in Multiple Sclerosis. Besides BEYOND it encompasses the BENEFIT trial investigating the impact of early treatment as well as the 16-Year LTF (long term follow up) study for the evaluation of the long-term safety and effectiveness of Betaferon(R) treatment over 16 years.


Additional information

About Betaferon(R):

Betaferon(R) has the broadest experience of any MS medication. In the U.S., Europe and Japan, Betaferon(R) has been approved for all relapsing forms of MS. It is able to reduce the number of MS episodes by one third, and it reduces the frequency of moderate to severe episodes by as much as 50%.


Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Oncology, Diagnostic Imaging as well as Specialized Therapeutics for disabling diseases. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.

Your contacts at Corporate Communication:

Media Relations: Oliver Renner , T: +49-30-468 124 31, oliver.renner@schering.de

Investor Relations: Peter Vogt, T: +49-30-468 128 38, peter.vogt@schering.de

Pharma Communication: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the U.S.:

Media Relations: Marcy Funk, T:+1-973-487 2095, marcy_funk@berlex.com

Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng